Exhibit 99.41

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

March 15, 2010	No. 10-04

Avalon Receives PDAC’s 2010 Environmental & Social
Responsibility Award

Toronto, ON — Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF) (“Avalon” or the “Company”) is proud to announce that at this year’s annual convention of the Prospectors and Developers Association of Canada (“PDAC”), Avalon received the 2010 Environmental & Social Responsibility Award in recognition of the Company’s community engagement efforts during the exploration of  its Nechalacho rare earth elements deposit, Thor Lake, NWT

The Environmental & Social Responsibility Award honours individuals or organizations demonstrating outstanding initiative, leadership and accomplishment in protecting and preserving the natural environment and/or in establishing good community relations during an exploration program or operation of a mine. Two companies received this year’s award: De Beers Canada and Avalon.

Avalon received the award for being a leader in promoting responsible exploration practices, emphasizing early engagement and open communication with communities around Thor Lake. The Company has encouraged skills training and employment opportunities for aboriginal people and has offered joint business opportunities including environmental remediation work related to historical exploration activities. Committed to the principles of environmental and social responsibility, Avalon was the first junior exploration company to formally adopt PDAC’s e3 Plus principles and guidelines as policy of the Company.

“Avalon is honoured to accept PDAC’s Environmental & Social Responsibility Award.” beamed Don Bubar, President & CEO during his remarks, “Since I joined the PDAC Board in 2004, I have been actively advocating for greater participation by aboriginal peoples in our industry and greater co-operation between companies and communities. Thor Lake has provided an opportunity to practice what I have been preaching.” Bubar went on to praise the efforts of Vice-President, Exploration, Bill Mercer as “a committed and inspirational partner” in implementing the principles of e3 Plus.

Ed Thompson, Chair of PDAC’s Awards Committee comments, “Every year the selection of the winner for this award becomes more difficult as the mineral industry increasingly embraces the environment and social responsibility. Our Committee thought that Avalon was a classic example of outstanding commitment to this entire spectrum of environmental and community issues.”

Bubar went on to recognize the leaders of Avalon’s First Nations partners who were in attendance at the event, Chief Ted Tsetta, Yellowknives Dene First Nation, Chief Steven Nitah, Lutselk’e Dene First Nation, Chief Louis Balsillie, Deninu Kue First Nation and Chief Roy Fabien, Katlodechee First Nation, noting that, “It takes visionary community leadership to build successful partnerships”.

To view the Avalon PDAC award video, click here:
http://www.youtube.com/watch?v=mhTf6GiH5Q0

For more information on PDAC’s e3 Plus Practices and Guidelines, click here:
http://www.pdac.ca/e3plus/index.aspx

About Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF)
Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones.

Shares Outstanding:  78,801,698. Cash resources: approximately $15 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com.  For questions and feedback, please e-mail the Company at office@avalonraremetals.com or phone Virginia Morgan, Manager Investor Relations at 416-364-4938.  For general discussion and commentary on the rare metals, please visit www.raremetalblog.com.

This news release contains forward-looking information and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Forward-looking information is based on the opinions and estimates of management at the date the information is given, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.